April 10, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (202) 434-4661

Peter A. Inverso
President and Chief Executive Officer
2300 Route 33
Robbinsville, NJ 08691

> **Re: Roma Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed March 14, 2006**
> **File No. 333-132415**

Dear Mr. Inverso

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

2.   Provide us with copies of all marketing and proxy materials. Upon review, we may have comments.

3.   Please include an updated accountants' consent in the pre-effective amendment.

Prospectus Cover Page

4.   In the first paragraph, please state the percentage of Roma Financial common stock being offered by this registration. Likewise, in the third sentence, please state the remaining amount as a percentage.

Summary, page 1

5.   Summarize the use of proceeds.

Roma Financial Corporation, page 1

6.   We note the registrant does not appear to have a website. If this changes during registration, please update to provide the address.

How We Determined The Offering Range And The $10 Price Per Share – page 5

7.   Please expand to be more specific and substantive. For example, specify what it was about your financial condition and results of operations that Feldman Financial considered notable and expound on the "certain qualitative valuation factors" used to adjust from the peer group's pricing ratios.

8.   Clarify how the decision was made to sell 30% of the shares of Roma Financial rather than a higher minority interest.

9.   Discuss why the Board believes it is prudent to issue the company's stock at substantially less than its peer group.

Our Policy Regarding Dividends, page 9

10.   Disclose the amount available for the payment of dividends. Make corresponding changes in the main section.

Stock Benefit Plans for Management– page 8

11.   Discuss the consequent reduction in earnings and dilution.

12.   Please clarify the connection between stock benefits, options and increased compensation costs.

13.   Expand the second and third sentences to state the dollar value of the shares and options.

Use of Proceeds, page 18

14.   Quantify the estimated amounts involved for the various uses of proceeds to Roma Bank, to the extent practicable. If the type of loans originated will change, discuss how. Provide a timetable for the branching and denovo bank establishment plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the summary.

Market For The Stock, page 20

15.   Please advise us of the status of your NMS listing application and of meeting the requirements for trading.

Pro Forma Data, page 22

16.   Please provide your supporting calculations for the pro forma stock option adjustment for all scenarios on the table on page 24.

Selected Financial and Other Data, page 29

17.   Please include selected quarterly financial data as required by Item 302(a) of Regulation S-K.

Business Of Roma Bank, page 49

18.   Please expand the disclosure on your market area to include meaningful demographic information and trends, such as population density and growth, median income and population aging information.

Where You Can Find Additional Information, page 118

19.   Please update the Commission's address to 100 F Street, N.E., Washington, DC 20549.

Financial Statements, page F-2

20.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

21.   We note you had in excess of $22 million in interest-bearing deposits in other banks as of December 31, 2005. Please include a footnote quantifying the total amount of uninsured deposits for the periods presented and separately discuss and quantify any significant concentrations of deposits in one or more financial institutions, if applicable.

Note 1, page F-6

22.   Please include an accounting policy for revenue recognition of credit enhancement fees and loan servicing income associated with your participation in the FHLB NY MPF program which you discuss on page 57.

Note 10, page F-21

23.   Please confirm that your auditors did in fact perform audit procedures on the reconciliation of GAAP and Regulatory Capital. If not, please consider removing the table if it is an unaudited pro forma presentation.

Note 13, page F-27

24.   Expand the current policy by including disclosure related to the contractual arrangements with Mr. Perilli as disclosed on page 86.

Item 16. Exhibits and Financial Statement Schedules, II-2

25.   Please provide an updated consent from your independent accountant in your next pre-effective amendment.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Irving at 202-551-3321 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

cc: Samuel J. Malizia
        Tiffany A. Hasselman
        901 New York Ave, N.W., Suite 210 East
        Washington, D.C. 20001